

Financial Statements

FY2016 & FY2017

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT



To the Shareholders of
Atlas Unlimited Inc.
77 Van Ness Avenue
San Francisco, CA 94102

We have reviewed the accompanying balance sheets of Atlas Unlimited Inc. (a Certified B Corporation) as of December 31, 2017 and 2016, and the related statement of operations, shareholders' equity, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management (owners) is (are) responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Front Range CPA
Englewood, Colorado 80112

Heather Kearns

September 20, 2018

Atlas Unlimited Inc.

Balance Sheet

As of December 31, 2017

	2017	2016
ASSETS		
Cash	$ 311,267	$ 14,627
Accounts Receivable	1,776	-
Prepaid expenses and other assets	728	-
TOTAL ASSETS	**$ 313,771**	**$ 14,627**
LIABILITIES AND EQUITY		
Current Liabilities		
Accrued Interest payable	$ 1,453	$ 453
Payroll liabilities	6,833	-
Total Current Liabilities	8,286	453
Long-Term Liabilities		
Notes Payable	7,111	7,556
Shareholder Notes Payable	40,000	40,000
Total Long-Term Liabilities	47,111	47,556
Total Liabilities	**55,397**	**48,009**
EQUITY		
Common Stock	100	90
SAFE Notes, net of financing costs	462,271	-
Stock BuyBack	(5,010)	-
Retained Earnings	(33,472)	-
Net Income (Loss)	(165,515)	(33,472)
Total Equity	**258,374**	**(33,382)**
TOTAL LIABILITIES AND EQUITY	**$ 313,771**	**$ 14,627**

The accompanying notes are an integral part of these financial statements. Please see the independent accountant's review report

4

Atlas Unlimited Inc.
Statement of Operations
For the years ended December 31, 2017 and 2016

	2017	2016
Revenues	$ 9,428	$ -
Cost of Sales	16,550	-
Gross Profit (Loss)	**(7,122)**	**-**
Expenses		
Research and Development	$ 80,068	$ 26,024
General and Administrative	27,070	166
Legal and Professional Fees	23,120	5,785
Marketing and Advertising	18,044	688
Travel and Entertainment	7,214	350
Total Expenses	**155,516**	**33,013**
Net Operating Income (Loss)	**(162,638)**	**(33,013)**
Other Income (Expense)		
Interest expense	(1,000)	(453)
Taxes and Licenses	(1,877)	(6)
Total Other Income (Expense)	**(2,877)**	**(459)**
Net Income (Loss)	**$ (165,515)**	**$ (33,472)**

The accompanying notes are an integral part of these financial statements. Please see the independent accountant's review report

5

Atlas Unlimited Inc.
Statement of Shareholders Equity
For the years ended December 31, 2017 and 2016

| | Common Stock | | | | | |
	Shares	Value	Stock BuyBack	SAFE Notes	Retained Earnings	Total Equity
Common stock issuance	11,000,000	$ 90		$ -	$ -	$ 90
Net Income (Loss)					(33,472)	(33,472)
As of December 31, 2016	**11,000,000**	**$ 90**		**$ -**	**$ (33,472)**	**$ (33,382)**
Stock BuyBack	(1,000,000)	10	(5,010)			(5,000)
SAFE Notes issuance*				462,676		462,676
Financing Cost of SAFE issuance				(405)		(405)
Net Income (Loss)					(165,515)	(165,515)
As of December 31, 2017	**10,000,000**	**$ 100**	**$ (5,010)**	**$ 462,271**	**$ (198,987)**	**$ 258,374**

* See notes to financial statements for additional information about future equity obligations

The accompanying notes are an integral part of these financial statements. Please see the independent accountant's review report

6

Atlas Unlimited Inc.
Statement of Cash Flows
For the years ended December 31, 2017 and 2016

	2017	2016
Operating Activities		
Net Income	$ (165,515)	$ (33,472)
Changes in assets and liabilities		
Increase in Accounts Receivable	(1,776)	-
Increase in Prepaid expenses	(729)	-
Increase in Accrued interest	1,000	453
Increase in Payroll liabilities	6,833	-
Net Cash flow used in operations	**(160,187)**	**(33,019)**
Financing Activities		
Proceeds from Notes Payable	-	8,000
Payments on Notes Payable	(444)	(444)
Proceeds from Shareholders Note Payable	-	40,000
Proceeds from issuance of Common Stock	10	90
Proceeds from issuance of SAFE Notes	462,271	-
Payments for Stock BuyBack	(5,010)	-
Net cash provided by financing activities	**456,827**	**47,646**
Net cash increase for the period	**296,640**	**14,627**
Cash at beginning of period	14,627	-
Cash at end of period	**$ 311,267**	**$ 14,627**

The accompanying notes are an integral part of these financial statements. Please see the independent accountant's review report

7

Atlas Unlimited Inc.
Notes to Financial Statements

1. PRINCIPAL BUSINESS ACTIVITES:

Organization and Business- Atlas Unlimited Inc. was founded on June 24, 2016. Atlas Unlimited Inc. is a Certified B Corp and a public benefit corporation as contemplated by subchapter XV of the Delaware General Corporation Law (the "DGCL"), or any successor provisions, that it is intended to operate in a responsible and sustainable manner and to produce a public benefit or benefits, and is to be managed in a manner that balances the pecuniary interests of the Corporation's stockholders, the best interests of those materially affected by the Corporation's conduct and the public benefit or benefits identified in this certificate of incorporation. If the DGCL is amended to alter or further define the management and operation of public benefit corporations, then Atlas Unlimited Inc. shall be managed and operated in accordance with the DGCL, as so amended. Atlas Unlimited Inc.'s registered office in the State of Delaware is to be located at 1201 Orange Street, Suite 600, in the City of Wilmington, County of New Castle, 19801, and its registered agent in charge thereof is Agents and Corporations, Inc.

The specific public benefit purpose of the Corporation is to develop and provide a community platform where individuals, businesses and nonprofit organizations join forces and engage themselves to produce a positive effect (or a reduction of negative effects) on society and the environment.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation - These financial statements and related notes are presented in accordance with the accounting principles generally accepted in the United States ("U.S. GAAP") and are expressed in U.S. dollars.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions by management that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. While management believes the estimates to be reasonable, actual results could differ materially from those estimates and could impact future results of operations and cash flows.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2017 and 2016. At times, the Company may have cash balances in excess of the Federal Deposit Insurance Corporation ("FDIC") insured limits of up to $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. As of December 31, 2017, none of the Company's accounts exceeded the FDIC insured limits.

Accounts Receivable - Accounts receivable reflect customer accounts due. Management reviews open receivables and records an allowance for doubtful accounts if collectability is no longer reasonably assured, There is no allowance recorded as of December 31, 2017 and 2016.

Revenue Recognition - The Company will recognize revenues from sales of products or rendering services when
(a) persuasive evidence that an agreement exists; (b) the products or services have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due are reasonably assured.

The Company has revenue $9,427.59 as of December 31, 2017, as the Company has received from customers through various methods including pre-orders for its products.

Research and Development - Research and development costs are expensed as incurred and consist of direct and overhead-related expenses. Expenditures to acquire technologies, including licenses, which are utilized in research and development and have no alternative future use are expensed when incurred. Technology the Company develops is expensed as incurred until technological feasibility is established.

2. SHAREHOLDERS' EQUITY:

Capital Stock - The Company has authorized 11,111,111 shares with a $0.00001 par value. 10,000,000 shares of Common Stock are issued and outstanding.

Stock Options - The Company intends to adopt a Stock Plan ("Plan"). The Plan will provide incentives to attract, retain, and reward persons performing services for the Company and by motivating such persons to contribute to the growth and profitability of the Company. Initially, up to 1,111,111 shares of common stock will be reserved for issuance pursuant to awards granted under the Plan. The Plan will be administered by the Board of Directors, specific conditions are to be defined.

3. FUTURE EQUITY OBLIGATIONS:

During the year ended December 31, 2017, the Company entered into various SAFE Agreements (Simple Agreement for Future Equity) with third. The SAFE Agreements have no maturity date and bear no interest. The Agreements provide the right of the investor to future equity in the Company per the terms specified below for the SAFE Agreements.

Per the SAFE Agreements entered into, if there is an equity financing whereby the Company issues preferred shares of stock, before the instrument expires or is terminated, the SAFE will convert into shares of the Company's stock. When converting the investment amount into shares of stock, either the valuation cap or the discount rate will apply to the price per share paid by other purchasers in the equity financing, whichever calculation results in a greater number of shares of stock for a SAFE investor. The stock that a SAFE investor is issued will have a liquidation preference that is equal to the original investment amount.

If there is a liquidation event before the expiration or termination of the SAFE Agreements, the investor will at its option either: 1) receive a cash payment equal to the purchase amount or 2) receive from the Company a number of shares of common stock derived using the valuation cap. Thereafter the SAFE Agreements will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holder of the SAFE Agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining unpaid amounts will be settled with the issuance of common stock. In a dissolution event, SAFE Agreement holders will be paid out of the remaining assets prior to holders of the Company's capital stock.

During the year ended December 31, 2017, the Company received investment capital of $462,677 under the SAFE Agreements.

As of December 31, 2017, no SAFE Agreements were converted into equity, nor have any terminated or expired based on the terms of the SAFE Agreements.

4. COMMITMENTS AND CONTINGENCIES:

Commitments - The Company has not entered into any substantial long-term commitments such as lease agreements or consulting agreements that cannot be cancelled within less than two months.

5. RELATED PARTY TRANSACTIONS:

Related Party Transactions - In 2016 the current officers of the Company invested $40,000, represented as Shareholder notes payable. The shareholder notes have a 10 year term and bear interest at 2.5%. There was accrued interest of $1,453 outstanding at December 31, 2017.

In 2016, the Company received $8,000 from Mr. T. Querton, an officer, represented as a Note payable. The funds were received from an outside loan source, Kiva.org, as a start-up funding source. The Company pays Mr. Querton directly, upon which he is responsible for repaying the lenders through Kiva.org.

In 2017, Mr. Querton, an officer, entered into SAFE Agreements with the Company in the amount of $119,199. Mr. Querton's immediate family also entered into SAFE Agreements with the Company in the total amount of $253,478. During

In 2017, immediate family of Mr. M. Mathieu, an officer, entered into SAFE Agreements with the Company in the total amount of $50,000.

In 2017, the company repurchased 1,000,000 shares from Appsitude LLC after the termination of the service relationship with the contractor. A separation agreement and general release of any potential claims was signed between the parties.

6. <u>SUBSEQUENT EVENTS:</u>

As of September 20, 2018 the company has entered into SAFE Agreements with Mr. Querton, an officer, in the amount of $117,245 and his immediate family in the total amount of $267,245. The company entered into SAFE Agreements with unrelated third parties during 2018 in the total amount of $50,000. As of September 20, 2018 the company has total SAFE agreements of $897,167.

On January 1, 2018 the company paid back the initial shareholder notes payable to the officers of the company.